OVID THERAPEUTICS INC.

1460 Broadway, Suite 15044

New York, NY 10036

November 18, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento

Re:	Ovid Therapeutics Inc.
Registration Statement on Form S-3 (File No. 333-250054)
Request for Acceleration of Effective Date

Ms. Sarmento:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-250054) (the “Registration Statement”) to become effective on November 20, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase of Cooley LLP, counsel to the Registrant, at (202) 728-7096, or in her absence, Owen Williams at (202) 842-7843.

[Signature page follows]

Very truly yours,
Ovid Therapeutics Inc.
By:	/s/ Thomas M. Perone
Thomas M. Perone
General Counsel and Chief Compliance Officer

cc:

Jeremy Levin, Ovid Therapeutics Inc.

Timothy Daly, Ovid Therapeutics Inc.

Jeffery Rona, Ovid Therapeutics Inc.

Laura Berezin, Cooley LLP

Jaime Chase, Cooley LLP

Owen Williams, Cooley LLP